# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARK RESTAURANTS CORP., CIK 0000779544
CUSIP: 040712101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 85 Fifth Avenue, New York, New York (NY), 10003
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-16-767354
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,000; shared voting power 524,251; sole dispositive power 50,000; shared dispositive power 524,251; aggregate amount beneficially owned 574,251 (15.9% of the class)
  Comment: * Based on 3,604,157 shares of common stock of the issuer outstanding as of December 13, 2024, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended September 28, 2024.

## Item 1. Issuer
Name of issuer: ARK RESTAURANTS CORP.
Address of issuer's principal executive offices: 85 Fifth Avenue, New York, New York 10003

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 7,500 shares are held jointly with Rebecca S. Satterfield, Mr. Satterfield's spouse; 57,301 shares are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 200,000 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 150,000 shares are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield.

Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following shares: Thomas A. Satterfield, Sr. (32,000 shares); Rebecca S. Satterfield (1,000); Parker Satterfield (2,000 shares); Jeanette Satterfield Kaiser (27,000 shares); Richard W. Kaiser (11,000 shares); Rita Phifer (10,000 shares); Parker Little Trust (1,450 shares); Lola Little Trust (500 shares); Henry Beck (6,000 shares); John and Angela Picton (7,000); Christy Beard (2,500); Pamela Beck (2,000); Paula and Gene Colley (3,000); and Glenna and Jesse Colley (4,000). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (02/12/2025)